# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WaterBridge Infrastructure LLC, CIK 0002064947
CUSIP: 940923105
Title of class of securities: Class A shares representing limited liability company interests
Address of issuer's principal executive offices: 5555 San Felipe Street,, Suite 1200,, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001805552

## Reporting persons
- Elda River Infrastructure WB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Elda River Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WaterBridge Infrastructure LLC
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas 77056

## Item 2. Person Filing
Name of person filing:
Elda River Infrastructure WB LLC
Elda River Capital Management, LLC
Address of principal business office or, if none, residence:
c/o Elda River Capital Management, LLC
1111 Bagby Street, Suite 2000
Houston, Texas 77002
Citizenship:
Elda River Infrastructure WB LLC - Delaware
Elda River Capital Management, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page.
Percent of class: 0.00
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elda River Infrastructure WB LLC: /s/ Eric Scheyer, Eric Scheyer, Managing Partner (05/11/2026)
- Elda River Capital Management, LLC: /s/ Eric Scheyer, Eric Scheyer, Managing Partner (05/11/2026)